EXHIBIT 17.1

Gary W. Miller
3033 East Main St
Greenwood, IN 46143
317-431-5931 Cell
milleronmain@yahoo.com

May 16, 2016

Mr. Joe DeVito
Chief Executive Officer
Baldwin and Lyons, Inc.

Dear Joe,

With the Board,s   recent changes in management and authority and the resulting changes in the company's direction, culture and business practices, I am retiring from Baldwin and Lyons effective June 1, 2016, or an earlier non-retroactive date if the company so chooses.

I may wish to take advantage of the COBRA provisions of the company health insurance plan and will advise shortly.

Per the terms of the Executive Incentive Plan, all previously non-vested shares of Baldwin and Lyons stock vest upon my retirement from the company. I look forward to receiving certificates for all such stock and all other benefits due me.

Very truly yours,

Gary W. Miller
Deputy Chairman